GRAUBARD MILLER The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		Direct Dial Number
(212) 818-8881		(212) 818-8602
Email Address
eschwartz@graubard.com

September 18, 2019

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GBS Inc. (formerly Glucose Biosensor Systems (Greater China) Holdings, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed August 21, 2019
File No. 333-232557

Ladies and Gentlemen:

On behalf of Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 29, 2019, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 21, 2019

Exclusive Form Selection, page 84

1.	We note your disclosure that “[o]ur stockholders investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.” We note your similar disclosure in the last risk factor on page 32. As requested by our prior comment 2 in our letter dated August 16, 2019, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also expand your related risk factor on page 32 to address the increased costs for investors to bring a claim to which your exclusive forum provision applies in the Court of Chancery or the federal district court for the District of Delaware.

The Company has revised the disclosure on pages 32 and 85 of the Registration Statement as requested.

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Securities and Exchange Commission

September 18, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc:	Mr. Harry Simeonidis
Spencer G. Feldman, Esq.